Letterhead of
             WECHSLER HARWOOD HALEBIAN & FEFFER LLP

                                                    June 24, 1996



Marco Schnabl, Esq.
Pat foye, Esq.
Ira Matetsky, Esq.
Skadden, Arps, Slate,
  Meagher & Flom
919 Third Avenue
New York, New York  10022

          Re:  McNeil Limited Partnerships

Dear Messrs. Schnabl, Foye and Matetsky:

          As you know, we have previously engaged in preliminary settlement discussions in connection with the McNeil Limited Partnership Litigation. In connection with such discussions, you requested that we provide you with a draft of the consolidated complaint that we intend to file, after some revisions in the California State Court. This document will be sent to you under separate cover.

          In an effort to allow your client another opportunity to settle the claims asserted in the litigation, the undersigned counsel, on behalf of the putative class, would be willing to settle the class and derivative claims against the Defendants for no less than the following consideration:

          1. The General Partner, or its affiliates, will cause a 25% reduction of all General Partner fees, including the management distribution fees, that are currently payable by the Partnerships to the General Partner and/or its affiliate;

          2. The General Partners will waive all claims for outstanding receivables claimed to be owed to them by the partnerships (and return to the Partnerships all receivables actually paid in the last 2 years); and

          3. The defendants will provide a liquidity option for the Limited Partners by commencing, or causing the General Partners to take all steps to solicit third parties to commence, tender offers for any and all, but in no event less than 40%, of the outstanding limited partnership units in an amount that exceeds the prices paid for the previous tender offers commenced by High River Limited Partnership.


          The agreement contemplated herein is subject to various conditions, including the execution of a stipulation of settlement, approval by the appropriate court, and notice to the limited partners of the Partnerships.

          Please be advised that the above proposal will remain open until 5:00 p.m. on Thursday, June 27, 1996.

                              Very Truly yours,



                              /S/ Herbert Beigel
                              By:  Herbert Beigel


                              /S/ Andrew D. Friedman
                              By:  Andrew D. Friedman


                              /S/ Lawrence Kolker
                              By:  Lawrence Kolker


                              /S/ Lynda J. Grant
                              By:  Lynda J. Grant